Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS
Select Financial and Operating Information

(Stated in thousands of Canadian dollars,	Three months ended September 30,			Nine months ended September 30,
except per share amounts)	2011	2010	% Change	2011	2010	% Change
Revenue	$492,944	$359,152	37.3	$1,363,619	$994,116	37.2
EBITDA(1)	186,248	112,607	65.4	465,225	290,390	60.2
Net earnings	83,468	56,286	48.3	165,431	43,785	277.8
Cash provided by operations	20,281	67,575	(70.0)	313,915	231,200	35.8
Capital spending:
Upgrade capital expenditures	83,085	29,323	183.3	164,263	50,714	223.9
Expansion capital expenditures	136,591	6,463	2013.4	234,107	14,239	1544.1
Proceeds on sale	(4,610)	(2,072)	122.5	(8,694)	(9,371)	(7.2)
Net capital spending	215,066	33,714	537.9	389,676	55,582	601.1

Net earnings per share:
Basic	0.30	0.20	50.0	0.60	0.16	275.0
Diluted	0.29	0.20	45.0	0.57	0.15	280.0

Contract drilling rig fleet	366	353	3.7	366	353	3.7
Drilling rig utilization days:
Canada	10,505	7,557	39.0	27,246	21,446	27.0
United States	9,716	8,512	14.1	28,053	23,535	19.2
International	177	153	15.7	530	498	6.4
Service rig fleet	220	220	–	220	220	–
Service rig operating hours	85,378	74,734	14.2	228,059	209,540	8.8
(1) See “ADDITIONAL GAAP MEASURES”.

Financial Position and Ratios
	September 30,	December 31,
(Stated in thousands of Canadian dollars, except ratios)	2011	2010
Working capital	$728,293	$458,003
Long-term debt(1)	$1,262,038	$804,494
Total long-term financial liabilities(1)	$1,287,795	$834,813
Total assets	$4,351,524	$3,564,540
Long-term debt to long-term debt plus equity ratio(1)	$0.37	0.29
(1) Net of unamortized debt issue costs.

Precision Drilling Corporation 1

MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s Discussion and Analysis for the three month and nine month periods ended September 30, 2011 of Precision Drilling Corporation (“Precision” or the “Corporation”) prepared as at October 20, 2011 focuses on the unaudited Consolidated Financial Statements and related notes and pertains to known risks and uncertainties relating to the oilfield services sector. This discussion should not be considered all inclusive as it does not include all changes regarding general economic, political, governmental and environmental events. This discussion should be read in conjunction with the Corporation’s 2010 Annual Report, Annual Information Form, the unaudited September 30, 2011 Consolidated Financial Statements and related notes and the cautionary statement regarding forward-looking information and statements on page 14 of this report.

Effective January 1, 2011, Precision Drilling Corporation began reporting its financial results in accordance with International Financial Reporting Standards (“IFRS”). The Interim Consolidated Financial Statements and comparative information have been prepared in accordance with IFRS 1, “First-time Adoption of International Financial Reporting Standards”, and with International Accounting Standard 34, “Interim Financial Reporting”, as issued by the International Accounting Standards Board. Previously, the Corporation prepared its Interim and Annual Consolidated Financial Statements in accordance with Canadian Generally Accepted Accounting Principles. Please see additional discussion regarding IFRS later in this report and in the unaudited September 30, 2011 Consolidated Financial Statements.

SELECT FINANCIAL AND OPERATING INFORMATION

Precision’s revenue for the third quarter of 2011 was $493 million, $134 million higher than the $359 million achieved in the same period of 2010. Precision reported net earnings of $83 million or $0.29 per diluted share for the three months ended September 30, 2011 compared to net earnings of $56 million or $0.20 per diluted share for the third quarter of 2010. Net earnings and net earnings per diluted share for the quarter include the impact of prior period income taxes, including the previously disclosed income tax settlement with the Canada Revenue Agency (“CRA”) and expected Alberta provincial income tax reassessment, which decreased net earnings and net earnings per diluted share by $26 million and $0.09, respectively. Additionally, Precision recognized a foreign exchange gain that increased net earnings and net earnings per diluted share by $25 million and $0.09, respectively.

Earnings before finance charges, income taxes, depreciation, amortization and foreign exchange (“EBITDA”) were $186 million compared to $113 million during the comparable period in 2010. The increase in revenue and EBITDA was mainly due to a period-over-period increase in rates and drilling utilization days in both Canada and the United States. Revenue in Precision's Contract Drilling Services segment increased by 38% while revenue increased 37% in the Completion and Production Services segment in the third quarter of 2011 compared to the prior year.

Precision’s average active rig count of 108 rigs in the United States and Internationally for the third quarter of 2011 was up 13 rigs over the same period in 2010 and 4 rigs over the second quarter of 2011. Precision expects its active rig count to modestly increase over the coming months as its new build and upgraded rigs enter the market.

In Canada, Precision averaged 114 rigs operating during the third quarter of 2011, up 32 rigs over the same period in 2010 and 68 rigs over the second quarter of 2011. With higher levels of market activity and new build rigs entering the fleet, Precision expects its active rig count during the winter drilling season to surpass levels achieved last winter drilling season.

For the nine months ended September 30, 2011, Precision reported net earnings of $165 million or $0.57 per diluted share compared to net earnings of $44 million or $0.15 per diluted share for the same period of 2010. Revenue for the first nine months of 2011 was $1,364 million compared to $994 million for the corresponding period of 2010. EBITDA totalled $465 million for the first nine months of 2011 compared to $290 million for the same period of 2010. Higher activity levels and improved pricing in the Contract Drilling Services and Completion and Production Services segments have led to the period-over-period improvement. Activity for Precision, as measured by drilling utilization days, increased 27% in Canada and 19% in the United States for the first nine months of the year compared with the same period in 2010.

Precision Drilling Corporation 2

Third quarter 2011 revenue and EBITDA were higher than the second quarter 2011 revenue and EBITDA of $345 million and $93 million, respectively, due to continued strong oilfield service activity across North America and the seasonality of oilfield service in Canada known as spring break-up that takes place during the second quarter. This is a time in Canada where heavy equipment cannot change locations due to road bans and normally occurs in March to June of each year. Although wet weather impaired activity in Canada during the first part of the third quarter, activity levels increased rapidly in August and September.

Precision recently secured contracts or firm commitments for four additional new build drilling rigs, which, combined with the 38 previously announced new build rigs, brings the 2011 new build program to 42 rigs. Of the 42 rigs, 20 rigs are expected to be deployed to U.S. markets and 22 rigs to the Canadian market. Substantially all the 2011 new build program is expected to be deployed over the next 12 months. Capital expenditures for 2011 are expected to be $880 million with an additional $413 million expected to be carried over to 2012 to complete the 2011 new build program.

Precision recently contracted three rigs for operations in Saudi Arabia to work on a long-term basis. These three rigs are from Precision’s existing fleet and are being upgraded by Precision with all three rigs expected to be deployed in the first quarter 2012.

EBITDA margin (EBITDA as a percentage of revenue) was 38% for the third quarter of 2011 compared to 31% for the same period in 2010. The increase in EBITDA margin was primarily attributable to higher utilization and higher average dayrates in both Canada and the United States in the third quarter of 2011 versus the prior year period. Precision's term contract position with customers, a highly variable operating cost structure and economies achieved through vertical integration of the supply chain continue to support EBITDA margins.

To align with the management of the operating divisions, Precision now considers the camp and catering division to be within the Completion and Production Services segment and prior period numbers have been reclassified to reflect this change. In the Contract Drilling Services segment, Precision currently owns 367 contract drilling rigs, including 206 in Canada, 158 in the United States and 3 rigs in international locations. Precision’s Completion and Production Services segment includes 200 service rigs, 20 snubbing units, 83 wastewater treatment units, 81 drilling and base camps and a broad mix of rental equipment.

On September 9, 2011 Precision closed the acquisition of Axis Energy Services Holdings Inc. (“Axis”). Axis provides directional drilling and MWD services, primarily in Western Canada and has a 30 job capacity. Axis was formed in 2006 and had approximately 70 employees.

As previously disclosed in a news release on September 6, 2011, Precision reached an agreement with the CRA to resolve an income tax reassessment made by the CRA and disputed by Precision. Based on the settlement agreement, Precision received an income tax reassessment from the CRA of $26 million federal tax plus interest of $11 million. The reassessed total of $37 million is $170 million less than the February 2011 reassessment and will result in a refund of approximately $72 million to Precision. As part of the settlement agreement, Precision has waived all rights to appeal the reassessment. Additionally, Precision anticipates that the CRA settlement should result in an Alberta provincial income tax reassessment and interest charges totalling $13 million for total charges of $50 million.

On July 26, 2011 Precision completed an offering of US$400 million aggregate principal 6.50% senior unsecured notes due 2021 in a private placement. Precision is using the net proceeds from the offering to fund its capital expenditure program and for general corporate purposes.

Oil prices were higher and natural gas prices were lower during the third quarter of 2011 compared with the year ago period. For the third quarter of 2011, West Texas Intermediate crude oil averaged US$89.59 per barrel, 18% higher when compared to US$75.97 per barrel in the same period in 2010. AECO natural gas spot prices averaged $3.66 per MMBtu, 13% lower than the third quarter 2010 average of $4.21 per MMBtu. In the United States, Henry Hub natural gas spot prices averaged US$4.12 per MMBtu in the third quarter of 2011, a decrease of 4% over the third quarter 2010 average of US$4.28 per MMBtu.

Management’s Discussion and Analysis 3

Summary for the three months ended September 30, 2011:

•
Operating earnings were $122 million and 25% of revenue, compared to $58 million and 16% of revenue in the third quarter of 2010. Operating earnings were positively impacted by the increase in activity and rates in the majority of Precision’s operations.

•
General and administrative expenses were $24 million, in line with the third quarter of 2010. Increased costs associated with higher activity were offset by lower incentive compensation costs tied to the price of Precision’s common shares.

•
Finance charges were $34 million, an increase of $12 million from the third quarter of 2010. The increase was due to $15 million of interest expense associated with the CRA income tax settlement and expected Alberta provincial income tax reassessment and higher debt levels during the period offset by the third quarter of 2010 which included finance charges of $6 million relating to higher amortization of debt issue costs.

•
Funds provided by operations in the third quarter of 2011 were $73 million, a decrease of $54 million from the prior year comparative quarter of $127 million. The decrease was due to the current period re-characterization of the February 2011 CRA cash payment of $108 million from an investment activity on the consolidated statement of cash flow to an operating activity with the agreed to settlement partially offset by stronger operating results.

•
In November 2010 and again in August 2011 with the new 6.5% senior unsecured notes, Precision has designated its U.S. dollar denominated long-term debt as a hedge against its net investment in its United States operations. As a result, for the first nine months of 2011 the gain on translation of the U.S. denominated long- term debt is recognized in comprehensive income while in the comparative period it was recognized as an expense in the period. During the third quarter, the Canadian dollar weakened in relation to the U.S. dollar giving rise to a foreign exchange gain of $34 million on the net U.S. dollar denominated monetary position held in the Canadian based operations.

•
Capital expenditures for the purchase of property, plant and equipment were $220 million in the third quarter, an increase of $184 million over the same period in 2010. Capital spending for the third quarter of 2011 included $137 million for expansion capital and $83 million for the maintenance and upgrade of existing assets.

•
Average revenue per utilization day for contract drilling rigs increased in the third quarter of 2011 to US$21,020 from the prior year third quarter of US$18,914 in the United States and increased in Canada to $17,615 in the third quarter of 2011 from $15,686 for the third quarter of 2010. The increase in revenue rates for the third quarter in Canada and the United States reflects a greater proportion of Tier 1 and Tier 2 rigs working and the pricing leverage of higher overall industry utilization compared to the prior year quarter. In Canada, for the third quarter of 2011, 35% of Precision’s utilization days were achieved from drilling rigs working under term contracts compared to 31% in the 2010 comparative period. In the United States, for the third quarter of 2011, 79% of Precision’s utilization days were generated from rigs working under term contracts compared to 57% in the 2010 comparative period. Turnkey revenue for the third quarter of 2011 was US$7 million compared with US$15 million in 2010. Within Precision’s Completion and Production Services segment, average hourly rates for service rigs were $678 in the third quarter of 2011 compared to $605 in the third quarter of 2010.

•
Average operating costs per utilization day for drilling rigs increased in the third quarter of 2011 to US$12,467 from the prior year third quarter of US$12,429 in the United States and increased from $8,303 in 2010 to $8,922 in Canada. The cost increase in the United States was primarily due to a labour rate increase that became effective in December 2010 partially offset by 2011 cost control initiatives. The cost increase in Canada was primarily due to a labour rate increase that became effective in the fourth quarter of 2010 and higher repairs and maintenance costs in preparation for an expected busy winter drilling season. Within Precision’s Completion and Production Services segment, average hourly operating costs for service rigs increased to $484 in the third quarter of 2011 as compared to $439 in the third quarter of 2010 primarily due to a labour rate increase and higher maintenance costs to prepare for increased activity. Typically, labour rate increases are recovered in dayrate increases.

Precision Drilling Corporation 4

Summary for the nine months ended September 30, 2011:

•	Revenue for the first nine months of 2011 was $1,364 million an increase of 37% over the 2010 period.

•	Operating earnings were $285 million, an increase of $146 million or 105% over 2010. Operating earnings were 21% of revenue in 2011 compared to 14% in 2010.

•	General and administrative costs were $89 million, an increase of $16 million over the first nine months of 2010 primarily because of the increased accruals for stock-based compensation in 2011.

•
Finance charges were $93 million, a decrease of $10 million from the first nine months 2010 due to lower interest costs and lower amortization of debt issue costs partially offset by interest expense associated with the CRA income tax settlement and expected Alberta provincial income tax reassessment. During 2011 Precision refinanced $175 million 10% senior unsecured notes resulting in a charge of $27 million for the make-whole premium while 2010 includes a loss on settlement of debt facilities of $25 million.

•
Funds provided by operations for the nine months of 2011 were $336 million, an increase of $66 million from the prior year comparative quarter of $270 million. The increase was due to stronger operating results compared to the prior year period partially offset by the February 2011 CRA cash payment of $108 million and the re- characterization of this amount in the consolidated statement of cash flow.

•
Capital expenditures for the purchase of property, plant and equipment were $398 million in the first nine months of 2011, an increase of $333 million over the same period in 2010. Capital spending for 2011 to date included $234 million for expansion capital and $164 million for the maintenance and upgrade of existing assets.

OUTLOOK

Precision has a strong portfolio of long-term customer contracts that provides a base level of activity and revenue. Precision expects to have an average of approximately 130 rigs committed under term contracts in North America in the fourth quarter of 2011, an average of 114 rigs contracted for the first quarter of 2012 and 96 for the second quarter of 2012. In Canada, term contracted rigs normally generate 250 utilization days per rig year due to the seasonal nature of well access, whereas in the United States they generate about 365 utilization days per rig year in most regions.

For 2011, based on current drilling rig contracts, Precision expects to average 44 rigs in Canada under term contract and, 78 in the United States and internationally. For 2012, Precision currently has term contracts in place for an average of 89 rigs, with 47 in Canada and 42 in the United States and internationally. Since the second quarter 2011 earnings release, Precision has added term contracts that increased the average for 2011 from 116 rigs to 123 rigs working under term contract and from 67 to 89 rigs under term contract for 2012.

Capital expenditures are expected to be approximately $880 million for 2011, of which $398 million was expended during the first nine months of 2011. The 2011 total includes $144 million for sustaining and infrastructure expenditures and is based upon currently anticipated activity levels for 2011. Additionally, $508 million is slated for expansion capital and includes the cost to complete the drilling rigs from the 2010 new build rig program and a portion of the new build rigs for 2011. The total capital expenditures also include an estimated $228 million to upgrade 15 to 20 rigs in 2011 and to purchase long lead time items for the Corporation’s capital inventory. These long lead time items include top drives, masts and engines, that can be used for North American or international new build rig opportunities and rig tier upgrades. Precision expects that the $880 million will be split $790 million for the Contract Drilling segment and $90 million for the Completion and Production Services segment. An additional $413 million of capital expenditures is expected to carry forward to 2012 to complete the 2011 new build rig program.

Demand remains very strong for additional Tier 1 Super Series rigs for both Canada and the United States. Precision believes that customer demand, specifically for those operating in the Bakken, Eagle Ford, West Texas, Niobrara, Marcellus and Utica, will result in additional new build rig opportunities. Oil and liquids rich plays in Canada, such as the Cardium, Viking, Duvernay and heavy oil, will also provide additional opportunities for new build rigs. Precision continues to see attractive opportunities to upgrade lower tier rigs in both Canada and the United States.

Management’s Discussion and Analysis 5

To date in 2011, there has been substantially higher drilling activity in Canada and the United States than in the prior year. Precision believes that oil and liquids rich natural gas directed drilling will continue to drive Tier 1 and Tier 2 rig counts higher in North America. Precision believes the vast majority of oil and liquids plays are economic at oil prices below those experienced over the past 12 months. According to industry sources, as at October 14, 2011, the United States active land drilling rig count was up about 21% from the same point in the prior year while the Canadian drilling rig count had also increased about 21%. With the period-over-period improvements in rig utilization, there have been recent improvements in spot market dayrates charged to customers in both Canada and in the United States. The dayrate improvement trend witnessed over the past several quarters is expected to continue through the fourth quarter of this year.

Natural gas production in the United States has remained strong despite reduced drilling activity over the past two years. The United States natural gas storage levels as at October 7, 2011 were 2% above the five-year average and 2% below storage levels of a year ago. This also strongly influences Canadian activity since Canada exports a significant portion of its natural gas production to the United States. The increase in oil and liquids rich natural gas drilling in areas like West Texas, Bakken and Eagle Ford has resulted in the United States oil rig count as at October 14, 2011 to be 55% higher than it was a year ago. Precision has more equipment working in oil related plays than at any time in the last 20 years, while approximately 30% of Precision’s active rig count is drilling for natural gas targets.

With high storage levels, consistent production and the view that North America has an oversupply of natural gas, natural gas prices have remained at relatively low levels. To date, customer changes in natural gas drilling plans are reflected in a decline in the rig count targeting dry gas plays. If low natural gas prices continue, Precision and the North American drilling industry could see a further reduction in demand for natural gas drilling. With the current demand for oil and liquids rich natural gas drilling, Precision believes further reductions in natural gas directed drilling would continue to be mostly offset by increases in oil and liquids rich natural gas drilling.

Precision is encouraged by the recent strong activity levels in our business and is excited about the first half of 2012, which we believe represents an opportunity to demonstrate our value to customers by providing High Performance, High Value services that deliver low customer well costs and strong margins to Precision.

SEGMENTED FINANCIAL RESULTS

To align with the management of the operating divisions, Precision now considers the camp and catering division to be within the Completion and Production Services segment. Precision views its corporate segment as a support function that provides assistance to more than one segment. Beginning with the first quarter of 2011 Precision has included United States based corporate costs, previously included in Contract Drilling Services, in the Corporate and Other segment. Prior period numbers have been reclassified to reflect these changes. Precision’s operations are reported in two segments; the Contract Drilling Services segment which includes the drilling rig, directional drilling, oilfield supply and manufacturing divisions; and the Completion and Production Services segment which includes the service rig, snubbing, rental, camp and catering and wastewater treatment divisions.

	Three months ended September 30,			Nine months ended September 30,
(Stated in thousands of Canadian dollars)	2011	2010	% Change	2011	2010	% Change
Revenue:
Contract Drilling Services	$413,131	$300,002	37.7	$1,137,640	$828,592	37.3
Completion and Production Services	83,153	60,612	37.2	234,960	173,791	35.2
Inter-segment eliminations	(3,340)	(1,462)	128.5	(8,981)	(8,267)	8.6
	$492,944	$359,152	37.3	$1,363,619	$994,116	37.2
EBITDA(1)
Contract Drilling Services	$171,950	$108,924	57.9	$448,669	$290,491	54.5
Completion and Production Services	28,010	16,642	68.3	70,694	41,255	71.4
Corporate and Other	(13,712)	(12,959)	5.8	(54,138)	(41,356)	30.9
	$186,248	$112,607	65.4	$465,225	$290,390	60.2
(1) See “ADDITIONAL GAAP MEASURES”.

Precision Drilling Corporation 6

SEGMENT REVIEW OF CONTRACT DRILLING SERVICES
(Stated in thousands of Canadian dollars,	Three months ended September 30,					Nine months ended September 30,
except where noted)	2011		2010		% Change	2011		2010		% Change
Revenue		$413,131		$300,002	37.7		$1,137,640		$828,592	37.3
Expenses:
Operating		233,957		182,421	28.3		665,035		513,891	29.4
General and administrative		7,224		8,657	(16.6)		23,936		24,210	(1.1)
EBITDA(1)		171,950		108,924	57.9		448,669		290,491	54.5
Depreciation		56,158		46,008	22.1		156,631		127,976	22.4
Operating earnings(1)		$115,792		$62,916	84.0		$292,038		$162,515	79.7
Operating earnings as a percentage of revenue		28.0%		21.0%			25.7%		19.6%
Drilling rig revenue per utilization day in Canada		$17,615		$15,686	12.3		$17,840		$15,681	13.8
Drilling rig revenue per utilization day in the United States(2)	US$	21,020	US$	18,914	11.1	US$	21,302	US$	18,792	13.4

(1)	See “ADDITIONAL GAAP MEASURES”.
(2)	Includes revenue from idle but contracted rig days and lump sum payouts.

	Three months ended September 30,
	2011		2010
Canadian onshore drilling statistics:(1)	Precision	Industry(2)	Precision	Industry(2)
Number of drilling rigs (end of period)	205	810	202	805
Drilling rig operating days (spud to release)	9,487	40,763	6,816	29,575
Drilling rig operating day utilization	51%	55%	37%	40%
Number of wells drilled	1,005	3,601	820	3,178
Average days per well	9.4	11.3	8.3	9.3
Number of metres drilled (000s)	1,594	6,787	1,288	5,422
Average metres per well	1,586	1,885	1,571	1,706
Average metres per day	168	167	189	183

	Nine months ended September 30,
	2011		2010
Canadian onshore drilling statistics:(1)	Precision	Industry(2)	Precision	Industry(2)
Number of drilling rigs (end of period)	205	810	202	805
Drilling rig operating days (spud to release)	24,393	104,108	19,315	82,941
Drilling rig operating day utilization	44%	48%	35%	38%
Number of wells drilled	2,492	8,634	2,077	7,902
Average days per well	9.8	12.1	9.3	10.5
Number of metres drilled (000s)	3,936	16,052	3,457	13,757
Average metres per well	1,579	1,859	1,665	1,741
Average metres per day	161	154	179	166

(1)	Canadian operations only.
(2)	Canadian Association of Oilwell Drilling Contractors (“CAODC”) and Precision – excludes non-CAODC rigs and non-reporting CAODC members.

	2011		2010
United States onshore drilling statistics:(1)	Precision	Industry(2)	Precision	Industry(2)
Average number of active land rigs for quarters ended:
March 31	100	1,695	78	1,297
June 30	102	1,803	88	1,464
September 30	106	1,915	93	1,603
Year to date average	103	1,805	86	1,463

(1)	United States lower 48 operations only.
(2)	Baker Hughes rig counts.

Management’s Discussion and Analysis 7

Contract Drilling Services segment revenue for the third quarter of 2011 increased by 38% to $413 million and EBITDA increased by 58% to $172 million compared to the same period in 2010. The increase in revenue and EBITDA was due to the higher drilling rig activity and higher average rates per day for both Canada and the United States.

Activity in North America was impacted by increased customer demand for oil related drilling activity as a result of higher global oil prices. In the third quarter, drilling rig revenue per utilization day in Canada was up 12% over the prior year while in the United States drilling rig revenue per utilization day was up 11%. The increase in average dayrates for both Canada and the United States was the result of increased rig demand. During the quarter, 35% of Precision’s utilization days in Canada were generated from rigs under term contract compared with 31% in 2010 while in the United States 79% of utilization days were generated from rigs under term contract as compared to 57% in the prior year period. At the end of the quarter, Precision had 83 drilling rigs working under term contracts in the United States and 50 in Canada.

Drilling rig utilization days in Canada (drilling days plus move days) during the third quarter of 2011 were 10,505, an increase of 39% compared to 7,557 in 2010. Drilling rig utilization days for Precision in the United States were 14% higher than the same quarter of 2010 due to increased customer demand with the majority of the additional activity coming from oil and liquids rich natural gas related plays. On average, Precision had two rigs working internationally during the third quarter of 2011 the same as the corresponding quarter of 2010.

Contract Drilling Services segment operating costs were 57% of revenue for the quarter which is four percentage points lower than the prior year period. On a per day basis, operating costs for the drilling rig division in Canada were above the prior year primarily because of an increase in crew wage expense effective October 2010. Operating costs for the quarter in the United States on a per day basis were marginally up from the comparable period in 2010 due to a crew wage increase effective December 2010 offset by a reduction in costs resulting from 2011 cost control initiative.

Quarterly depreciation in the Contract Drilling Services segment increased 22% from the prior year due to the increase in activity in both Canada and the United States and $2 million of depreciation in 2011 recorded on idle contract drilling assets. Both the United States and Canadian contract drilling operations use the unit of production method of calculating depreciation.

SEGMENT REVIEW OF COMPLETION AND PRODUCTION SERVICES

(Stated in thousands of Canadian dollars,	Three months ended September 30,			Nine months ended September 30,
except where indicated)	2011	2010	% Change	2011	2010	% Change
Revenue	$83,153	$60,612	37.2	$234,960	$173,791	35.2
Expenses:
Operating	51,750	41,523	24.6	153,212	125,277	22.3
General and administrative	3,393	2,447	38.7	11,054	7,259	52.3
EBITDA(1)	28,010	16,642	68.3	70,694	41,255	71.4
Depreciation	6,676	6,432	3.8	18,830	17,867	5.4
Operating earnings(1)	$21,334	$10,210	109.0	$51,864	$23,388	121.8

Operating earnings as a percentage of revenue	25.7%	16.8%		22.1%	13.5%

Well servicing statistics:(2)
Number of service rigs (end of period)	220	220	–	220	220	–
Service rig operating hours	85,378	74,734	14.2	228,059	209,540	8.8
Service rig operating hour utilization	42%	37%		38%	35%

Service rig revenue per operating hour	$678	$605	12.1	$689	$619	11.3

(1)	See “ADDITIONAL GAAP MEASURES”.
(2)	Now includes snubbing services. Comparative numbers have been restated to reflect this change.

Precision Drilling Corporation 8

Completion and Production Services segment revenue for the third quarter increased by 37% from the third quarter of 2010 to $83 million and EBITDA increased by 68% to $28 million. The increase in revenue and EBITDA is attributable to increased activity in all of the divisions as customers increase spending in response to higher oil and natural gas liquids commodity prices.

Well servicing activity increased 14% from the prior year period, with the fleet generating 85,378 operating hours in the third quarter of 2011 compared with 74,734 hours in the prior year quarter for utilization of 42% and 37%, respectively. The increase was a result of increased service rig activity due to completion and production work on oil wells. Approximately 92% of the third quarter service rig activity was oil related. Precision's rental division activity was 78% higher than the prior year comparative period primarily due to completion related activity and new equipment added to the fleet. Precision’s camp and catering division benefited from an 80-man base camp in Canada that is contracted to the end of 2011 and increased drill camp activity.

Average service rig revenue increased $73 per operating hour to $678 from the prior year period due to increased labour and fuel costs passed through to the customer.

Operating costs as a percentage of revenue decreased to 62% in the third quarter of 2011 from 69% in the same period of 2010. Operating costs per service rig operating hour increased over the comparable period in 2010 due primarily to higher wages and higher maintenance costs to prepare for increased activity.

Depreciation in the Completion and Production Services segment in the third quarter of 2011 was 4% higher than the prior year due to increased activity. The well servicing division uses the unit of production method of calculating depreciation while the other operating divisions within the Completion and Production Services segment use the straight-line method.

SEGMENT REVIEW OF CORPORATE AND OTHER

Precision views its corporate segment as support functions that provide assistance to more than one segment. Beginning with the first quarter of 2011 Precision has included United States based corporate costs, which were previously in the Contract Drilling Services segment, in the corporate segment and reclassified prior period comparatives. The Corporate and Other segment had an EBITDA loss of $14 million for the third quarter of 2011, $1 million higher than the prior year comparative period due to increased costs associated with higher activity offset by lower share based performance incentive costs.

OTHER ITEMS

Net financial charges for the quarter were $34 million, an increase of $12 million from the third quarter of 2010 due to $15 million in interest on the CRA income tax settlement and expected Alberta provincial income tax charges, higher long-term debt interest expense of $4 million offset by $6 million of higher debt amortization costs in 2010.

The Corporation had a foreign exchange gain of $34 million during the third quarter of 2011 due to the weakening of the Canadian dollar versus the U.S. dollar and the impact thereof on the net U.S. dollar denominated monetary position in the Canadian dollar based companies.

Precision’s effective tax rate on earnings before income taxes for the first nine months of 2011 was 26% compared to 8% in the same period of the prior year. The higher effective tax rate for 2011 is primarily the result of higher earnings as compared to prior period and the impact in the prior period of income taxed at lower rates.

LIQUIDITY AND CAPITAL RESOURCES

The oilfield services business is inherently cyclical in nature. Precision employs a disciplined approach to minimize costs through operational management practices and a variable cost structure, and to maximize revenues through term contract positions with a focus of maintaining a strong balance sheet. This operational discipline provides Precision with the financial flexibility to capitalize on strategic acquisitions and internal growth opportunities at all points in the business cycle.

Management’s Discussion and Analysis 9

Operating within a highly variable cost structure, Precision’s maintenance capital expenditures are tightly governed by and highly responsive to activity levels with additional cost savings leverage provided through Precision’s internal manufacturing and supply divisions. Expansion capital for new build rig programs require two to five year term contracts in order to mitigate capital recovery risk.

Liquidity remains sufficient as Precision had a cash balance of $501 million and the US$550 million senior secured revolving credit facility (“Secured Facility”) remains undrawn except for US$23 million in outstanding letters of credit as at September 30, 2011. Subject to certain conditions, the Secured Facility may be increased by an additional US$100 million. In addition to the Secured Facility, Precision has available $40 million in operating facilities which are used for working capital management.

During July 2011, Precision closed an offering of US$400 million aggregate principal amount of 6.5% senior unsecured notes due 2021 (the “6.5% Senior Notes due 2021”) in a private placement. Net proceeds from the 6.5% Senior Notes due 2021 offering will be used for capital expenditures and general corporate purposes.

During June 2011, Precision entered into an amendment to its Secured Facility which: (i) reduced the margins and rates applicable to interest rates and fees payable under the Secured Facility; (ii) extended the maturity date of the Secured Facility to November 17, 2015 from November 17, 2013; (iii) increased the amount of unsecured indebtedness permitted to be incurred under the Secured Facility; (iv) increased the consolidated senior debt to EBITDA ratio from 2.5:1 to 3:1; and (v) increased the consolidated total debt to EBITDA ratio from 3.5:1 to 4:1.

During March 2011, Precision issued $200 million aggregate principal amount of 6.5% senior unsecured notes due 2019 in a private placement. The net proceeds and cash on hand were in effect used to repay the $175 million 10% senior unsecured notes. The total repayment of approximately $204 million included the $175 million in principal, accrued interest and a make-whole premium. The make-whole premium of $27 million was a charge to earnings in the first quarter of 2011.

During November 2010, Precision closed an offering of US$650 million aggregate principal amount of 6.625% senior unsecured notes due 2020 (the “6.625% Senior Notes due 2020”) in a private placement. Net proceeds from the 6.625% Senior Notes due 2020 offering were used to repay in full the outstanding indebtedness under the Corporation’s then existing term loan A and term loan B credit facilities. At that time, the outstanding balance under the term loan A credit facility was approximately US$263 million and the outstanding balance under the term loan B credit facility was approximately US$318 million. In conjunction with the closing of the 6.625% Senior Notes due 2020 offering, Precision terminated its then existing secured credit facilities and entered into the Secured Facility. Subject to certain conditions, the new Secured Facility may be increased by an additional US$100 million.

As at September 30, 2011, the Corporation was in compliance with the covenants under the Secured Facility and expects to remain in compliance with such covenants and have complete access to credit lines during the remainder of 2011.

The current blended cash interest cost of Precision’s debt is approximately 6.57% compared to 7.30% as at December 31, 2010.

In November 2010 and again in July 2011 Precision designated its U.S. dollar denominated long-term debt as a hedge of its investment in its United States operations. To be accounted for as a hedge, the foreign currency denominated long-term debt must be designated and documented as such and must be effective at inception and on an ongoing basis.

Precision Drilling Corporation 10

QUARTERLY FINANCIAL SUMMARY
(Stated in thousands of Canadian dollars, except per share amounts)
	2010 (IFRS)		2011 (IFRS)
Quarters ended	December 31	March 31	June 30	September 30
Revenue	$435,537	$525,350	$345,325	$492,944
EBITDA(1)	144,518	186,411	92,566	186,248
Net earnings (loss):	(250)	65,560	16,403	83,468
Per basic share	-	0.24	0.06	0.30
Per diluted share	-	0.23	0.06	0.29
Funds provided by operations(1)	133,903	192,337	70,766	73,182
Cash provided by operations	75,064	117,322	176,312	20,281

	2009 (CGAAP) (2)		2010 (IFRS)
Quarters ended	December 31	March 31	June 30	September 30
Revenue	$286,067	$373,136	$261,828	$359,152
EBITDA(1)	92,615	117,658	60,125	112,607
Net earnings (loss):	(24,885)	56,917	(69,418)	56,286
Per basic share	(0.09)	0.21	(0.25)	0.20
Per diluted share	(0.09)	0.20	(0.25)	0.20
Funds provided by operations(1)	123,728	102,759	40,692	126,811
Cash provided by operations	70,631	20,624	143,001	67,575

(1)	See “ADDITIONAL GAAP MEASURES”.
(2)	Financial information prepared under Canadian Generally Accepted Accounting Principles (“CGAPP”) applicable at that time.

ADDITIONAL GAAP MEASURES

Precision uses certain additional GAAP measures that are not defined terms under IFRS to assess performance and believes these measures provide useful supplemental information to investors. The following are the measures Precision uses in assessing performance.

EBITDA

Management believes that in addition to net earnings, earnings before finance charges, income taxes, depreciation, amortization and foreign exchange (“EBITDA”), as derived from information reported in the Consolidated Statements of Earnings, is a useful supplemental measure as it provides an indication of the results generated by Precision’s principal business activities prior to consideration of how those activities are financed, the impact of foreign exchange, how the results are taxed or how depreciation and amortization charges affect results.

Operating Earnings

Management believes that in addition to net earnings, operating earnings as reported in the Consolidated Statements of Earnings is a useful supplemental measure as it provides an indication of the results generated by Precision’s principal business activities prior to consideration of how those activities are financed, the impact of foreign exchange or how the results are taxed.

Funds Provided by Operations

Management believes that in addition to cash provided by operations, funds provided by operations, as reported in the Consolidated Statements of Cash Flow is a useful supplemental measure as it provides an indication of the funds generated by Precision’s principal business activities prior to consideration of working capital, which is primarily made up of highly liquid balances.

Management’s Discussion and Analysis 11

ACCOUNTING POLICIES

On January 1, 2011, Precision adopted International Financial Reporting Standards (“IFRS”) using a transition date of January 1, 2010. The financial statements for the three and nine month periods ended September 30, 2011 and comparative financial information have been prepared in accordance with IFRS 1, “First-time Adoption of International Financial Reporting Standards” and with International Accounting Standard 34, “Interim Financial Reporting.” Previously, Precision prepared its financial statements in accordance with Canadian generally accepted accounting principles (“Previous GAAP”).

Precision’s IFRS accounting policies are provided in Note 3 to the Interim Consolidated Financial Statements while Note 4 provides reconciliations between Precision’s 2010 Previous GAAP results and the 2010 IFRS results. The reconciliations include the Consolidated Statement of Financial Position as at January 1, 2010, September 30, 2010 and December 31, 2010, the Consolidated Statements of Earnings and Consolidated Statements of Comprehensive Income for the three and nine month periods ended September 30, 2010 and for the year ended December 31, 2010.

The following table provides a summary reconciliation of Precision’s Previous GAAP results to results as restated under IFRS:

(Stated in thousands of Canadian dollars)	2010				Year 2010
Quarters ended	March 31	June 30	September 30	December 31
Net earnings – Previous GAAP	$62,017	$(66,547)	$61,078	$5,543	$62,091
IFRS addition (deduction):
Depreciation and amortization(1)	(6,673)	(5,624)	(7,065)	(8,023)	(27,385)
Stock based compensation(2)	(745)	1,131	10	(871)	(475)
Income tax(3)	2,318	1,623	2,262	3,101	9,304
Net earnings - IFRS	$56,917	$(69,417)	$56,285	$(250)	$43,535

(1)
Under Previous GAAP Precision principally viewed a drilling rig as a single asset with an overall useful life and depreciated that asset on a unit of production method over that life. IFRS more explicitly defines what constitutes a separate and identifiable asset. Under IFRS each part of a capital item with a cost that is significant in relation to the total is depreciated separately and significant items can only be added together if they have similar useful lives and therefore the same depreciation rate. As a result of this componentization depreciation expense as calculated under IFRS for 2010 has increased.

(2)
The main difference under IFRS, in particular after the conversion to a corporation, results from the cash settled share appreciation rights plan (“SAR”). Under Previous GAAP these rights were recorded based on the intrinsic value method which uses the balance sheet date share price to value the associated liability. IFRS requires the use of an option pricing model to fair value the SAR. The differences in methodology resulted in a change to compensation expense.

(3)	Income tax changes are the result of the tax effect of the changes in depreciation and the cash settled share appreciation rights plan.

Accounting Policy Changes under IFRS

The following discussion outlines the significant difference between Precision’s Previous GAAP accounting policies and those applied under IFRS. IFRS policies have been retrospectively applied except where specific IFRS 1 optional and mandatory exemptions permitted to have the standard applied on a prospective basis.

Business Combinations

As permitted under IFRS 1 Precision has elected to apply IFRS retrospectively to all business combinations that occurred on or after December 23, 2008. Changes from the application of IFRS 3 Business Combinations on the Grey Wolf acquisition (the only acquisition to be restated) resulted in $590 million less purchase consideration, acquisition-related costs of $22 million to be expensed, intangible asset valued at $69 million to be recognized and amortized over its estimated life and reduced deferred tax by $26 million related to an intangible asset which was fully amortized under IFRS in 2009.

Precision Drilling Corporation 12

Under Previous GAAP, purchase consideration was valued based on Precision’s share price on the date at which the acquisition was announced while under IFRS it is valued based on the share price on the date at which the acquisition closed. The additional intangible asset to be recognized under IFRS related to the purchased name which Precision did not intend to use in the long term and is fully amortized during 2009 under IFRS. Under IFRS negative goodwill acquired on a business combination is recognized in income on the acquisition date. The goodwill adjustment was restated for foreign exchange translation as at December 31, 2009 resulting in a Canadian dollar reduction of carrying value of $75 million. The net effect was to eliminate the goodwill originally recorded under Previous GAAP and therefore goodwill as at January 1, 2010 related to the Grey Wolf acquisition was nil.

Fair Value Accounting for Capital Assets

In accordance with IFRS 1, Precision elected to fair value select rigs in the United States and Canada. The fair value election for certain rigs resulted in a downward adjustment to the carrying value of $146 million. For the remaining property, plant and equipment, historical records were built from inception of Precision using principles of IAS 16 Property Plant and Equipment. This resulted in a decrease in the carrying value of Property, Plant and Equipment of $115 million. The adjustments to the carrying value resulted in a decrease to deferred tax liability of $85 million.

Cash Settled Share Appreciation Rights Plan

Precision has a cash settled share appreciation rights plan (“SAR”) which under Previous GAAP is recorded based on the intrinsic value method which uses the balance sheet date share price to value the associated liability. IFRS requires the use of an option pricing model to fair value the SAR.

Borrowing Costs

Under Previous GAAP, Precision expensed borrowing costs as incurred. At the date of transition, Precision elected to capitalize borrowing costs only in respect of qualifying assets for which the commencement date for capitalization was on or after the date of transition. There was no effect to Precision’s financial statements as a result of this election as there were no qualifying assets at the transition date or subsequent thereto.

Foreign Exchange

As permitted by IFRS 1, Precision has elected to deem all foreign currency translation adjustments included in accumulated other comprehensive loss prior to the date of transition to be nil.

Income Tax

Deferred income taxes have been adjusted to reflect the tax effect arising from the differences between IFRS and previous GAAP.

Consolidated Financial Statements 13